Exhibit 99.3

I, Anthony Korculanic, the Chief Financial Officer of Digital Rooster.com, Inc.
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hereby certify that Digital Rooster.com, Inc.'s periodic report on Form 6K and
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the financial statements contained therein, of which this certification is Exhibit Number 99.1, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)) and that information contained in the periodic report on Form 6K and the financial
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statements contained therein fairly represents, in all material respects, the financial condition and results of the operations of Digital Rooster.com, Inc.
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Date:   February 10, 2003            /s/
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                                          Anthony Korculanic
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                                          Chief Financial Officer of
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                                          Digital Rooster.com, Inc
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